FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Quantum BioPharma Ltd. (the "Company")

199 Bay Street, Suite 4000

Toronto, Ontario M5T 1R5

Item 2: Date of Material Change

September 13, 2024.

Item 3: News Release

A news release announcing the material change was issued on September 13, 2024, through the facilities of Newsfile, a copy of which has been filed under the Company's issuer profile on SEDAR + at www.sedarplus.ca.

Item 4: Summary of Material Change

On September 13, 2024, the Company announced that further to its press release dated September 6, 2024 (the "September 6th Press Release"), as approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 22, 2024, the Company closed a non-brokered private placement and issued 6 class A multiple voting shares of the Company ("Class A Shares") at a price of $6.00 per Class A Share for gross proceeds of $36.00 (the "Offering"). All securities issued pursuant to the Offering are subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes.

Item 5.1: Full Description of Material Change

MI 61-101 Disclosure

Xorax Family Trust ("Xorax"), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co-Chairman of Quantum BioPharma is a beneficiary, and Fortius Research and Trading Corp. ("Fortius"), a corporation of which Anthony Durkacz, a director of Quantum BioPharma is a director, purchased all the Class A Shares issued pursuant to the Offering. The participation by such insiders is considered a "related-party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61- 101).

Effect of the Offerings
Name	Insider	# of Class B Shares Acquired	Value	# of Securities Held Before Completion	% of Securities Held Before Completion(7)	# of Securities Held Upon Completion	% of Securities Held Upon Completion(9)
Anthony Durkacz	Officer	3	$18.00	3 Class A Shares(1) 105,750 Class B Shares(1) 7,692 RSUs(1)	50.00% of Class A Shares(5) 5.67% of Class B Shares(5) 26.55%(8)	6 Class A Shares(3) 105,750 Class B Shares(3) 7,692 RSUs(3)	50.00% of Class A Shares (6) 5.67% of Class B Shares(6) 34.06% (8)
Zeeshan Saeed	Officer	3	$18.00	3 Class A Shares(2) 117,201 Class B Shares(2) 7,692 RSUs(2)	50.00% of Class A Shares(5) 6.29% of Class B Shares(5) 26.88%(8)	6 Class A Shares(4) 117,201 Class B Shares(4) 7,692 RSUs(4)	50.00% of Class A Shares (6) 6.29% of Class B Shares(6) 34.28%(8)

Notes:

1. Prior to completion of the Offering, Mr. Durkacz, together with his joint actors, Fortius Research and Trading Corp. ("Fortius"), First Republic Capital Corporation ("FRCC"), and his spouse, beneficially owned and controlled an aggregate of 3 Class A Shares and 105,750 Class B Shares. In addition, Mr. Durkacz held 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

2. Prior to completion of the Offering, Mr. Saeed, together with his joint actor, Xorax Family Trust ("Xorax"), beneficially owned and controlled an aggregate of 3 Class A Shares, 117,201 Class B Shares. In addition, Mr. Saeed held 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

3. Immediately upon completion of the Offering, Mr. Durkacz, together with his joint actors Fortius, FRCC, and his spouse, beneficially owned and controlled an aggregate of 6 Class A Shares and 105,750 Class B Shares. In addition, Mr. Durkacz holds 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

4. Immediately upon completion of the Offering, Mr. Saeed, together with his joint actor, Xorax, beneficially owned and controlled an aggregate of 6 Class A Shares and 117,201 Class B Shares. In addition, Mr. Saeed holds 7,692 RSUs, which upon vesting settle into 7,692 Class B Shares.

5. Total voting rights calculated based on 6 Class A Shares and 1,856,900 Class B Shares issued and outstanding prior to the completion of the Offerings. Each Class A Share entitles the holder to 276,660 votes and each Class B Share entitles the holder to one vote at a meeting of the shareholders of the Company.

6. Total voting rights calculated based on 12 Class A Shares and 1,864,400 Class B Shares issued and outstanding upon completion of the Offerings. Each Class A Share entitles the holder to 276,660 votes and each Class B Share entitles the holder to one vote at a meeting of the shareholders of the Company.

7. Calculated on a non-diluted basis.

8. Representing all voting rights attached to all of the Company's outstanding voting securities.

The Company did not file a material change report more than 21 days before the expected closing of the Offering because the details of the participation therein by related parties to the Company were not settled until shortly prior to the closing, and the Company wished to close on an expedited basis for business reasons.

Early Warning Disclosure

This material change report is being filed in accordance with the requirements of National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues ("NI 62-103"), in connection with the filing of the Early Warning Reports by Xorax, whose registered address is 3688 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, and Fortius, whose registered address is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario M6V 2Z6 (collectively, the "Acquirors") in respect of the Offering of the Company, whose registered address is 55 University Ave., Suite 1003, Toronto, Ontario M5J 2H7.

On September 13, 2024, Xorax acquired 3 Class A Shares at a price of $6.00 per share for a total price of $18.00 and Fortius acquired 3 Class A Shares at a price of $6.00 per share for a total price of $18.00 pursuant to the Offering

Following the Offering, Xorax owns 6 Class A Shares and 6,786 class B subordinate voting shares ("Class B Shares") representing 50% of the outstanding Class A Shares, 0.36% of the outstanding Class B Shares, and 32.15% of the voting rights attached to all of the Company's outstanding voting securities. Prior to the Offering, Xorax owned 3 Class A Share and 6,786 Class B Shares, which represented 50% of the outstanding Class A Shares, 0.36% of the outstanding Class B Shares, and 23.74% of the voting rights attached to all of the Company's outstanding voting securities.

Following the Offering, Xorax, along with its joint actor, Mr. Saeed, owns 6 Class A Shares, 117,201 Class B Shares and 7,692 restricted share units which upon vesting settle into 7,692 Class B Shares, representing 50% of the outstanding Class A Shares, 6.29% of the outstanding Class B Shares, and 34.28% of the voting rights attached to all of the Company's outstanding voting securities on a non-diluted basis. Prior to the Offering, Xorax, along with its joint actor, Mr. Saeed, owned 3 Class A Shares and 117,201 Class B Shares, which represented 50% of the outstanding Class A Shares, 6.29% of the outstanding Class B Shares, and 26.88% of the voting rights attached to all of the Company's outstanding voting securities on a non-diluted basis.

Following the Offering, Fortius owns 6 Class A Shares and 1,632 Class B Shares, representing 50% of the outstanding Class A Shares, 0.09% of the outstanding Class B Shares, and 32.05% of the voting rights attached to all of the Company's outstanding voting securities. Prior to the Offering, Fortius owned 3 Class A Share and 1,632 Class B Shares, which represented 50% of the outstanding Class A Shares, 0.09% of the outstanding Class B Shares, and 23.60% of the voting rights attached to all of the Company's outstanding voting securities.

Following the Offering, Fortius, along with its joint actors, owns 6 Class A Shares, 105,750 Class B Shares and 7,692 restricted share units which upon vesting settle into 7,692 Class B Shares, representing 50% of the outstanding Class A Shares, 5.67% of the outstanding Class B Shares, and 34.06% of the voting rights attached to all of the Company's outstanding voting securities on a non-diluted basis. Prior to the Offering, Fortius, along with its joint actors, owned 3 Class A Shares and 105,750 Class B Shares, which represented 50% of the outstanding Class A Shares, 5.67% of the outstanding Class B Shares, and 26.55% of the voting rights attached to all of the Company's outstanding voting securities on a non-diluted basis.

The Acquirors acquired the above-noted Class A Shares for investment purposes. In the future, the Acquirors will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease its shareholdings as circumstances require through market transactions, private agreements, or otherwise.

The Acquirors currently have no plans or intentions which would result in a corporate transaction, a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, a change in the board of directors or management of the Company, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company's business or corporate structure, a change in the Company's charter, bylaws or similar instruments or another action which might impede the acquisition of control of Company by any person or company, a class of securities of the Company being delisted from, or ceasing to be authorized to be quoted on, a marketplace, the Company ceasing to be a reporting issuer in any jurisdiction of Canada, a solicitation of proxies from securityholders, or an action similar to any of those enumerated.

Copies of the Early Warning Reports being filed by the Acquirors may be obtained on the Company's SEDAR+ profile or by emailing rehansk@gmail.com or calling 416-786-6063 for Xorax's Early Warning Report, or by emailing anthony@firstrepubliccapital.com or calling 416-720-4360 Fortius' Early Warning.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, Chief Executive Officer and Executive Co-Chairman of the board of directors
Email: info@QuantumBioPharma.com

Telephone: (416) 854-8884

Item 9: Date of Report

September 19, 2024.